Exhibit 10.1
July 19, 2006
Dear Per:
          This letter agreement (“Agreement”) confirms our discussion concerning your employment status with Merck & Co., Inc. (“Merck” or the “Company”) and supersedes my letter to you dated July 17, 2006. As we discussed, as part of a general restructuring of Merck’s worldwide human health business, your current position as President, Human Health – Intercontinental will be eliminated at the close of business on September 30, 2006 and you will be separated from employment. Merck is offering you severance arrangements set forth below, contingent on your timely acceptance and nonrevocation of the terms set forth in this Agreement:
1. Employment Status.
(a)	Transition Assignment. Effective July 13, 2006 you will be relieved of operational responsibilities and your sole assignment will be to effectuate the full transition of your responsibilities as President, Human Health — Intercontinental, under my direction. Your status as an “officer” as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934 will end at the close of business on July 13, 2006. You agree to use your best efforts to perform this assignment and such other duties as I may assign to you and to otherwise conduct yourself in the best interests of the Company. Your grade and base salary will remain at their current level and you will continue to be eligible to participate in the Company’s employee benefit plans and programs, as they may be amended from time to time, on the same terms and conditions applicable to Company employees at your grade level. At my sole discretion, your employment status may be converted at any time to paid inactive status prior to September 30, 2006. While on paid inactive status, your grade and base salary will be unchanged; you will continue to receive monthly salary payments; you will continue to accrue pension credit and be eligible to participate in the plans that you elected under the flexible benefits program; provided, however, that you will not be eligible to participate in the short term and long term disability benefit plans which benefits you agree to waive.

(b)	Termination of Employment. Your employment will terminate on September 30, 2006 (“Separation Date”), provided that you have not terminated your employment by resignation prior to the Separation Date. Your resignation will be deemed to occur in the event that you engage in conduct inconsistent with your responsibilities and obligations as a Merck employee or if you voluntarily terminate your employment by quitting, retiring or commencing employment elsewhere. The termination of your employment on the Separation Date will be a “Separation from Service” (“Separation”) under the Merck & Co., Inc. Separation Benefits Plan for Nonunion Employees (“Separation Plan”) and you will be eligible for the benefits applicable to a “Separated Retirement Eligible Employee” described in the brochure entitled “Separated Retirement Eligible Employee Brochure” (the “Brochure”) under the Separation Plan. Attached to this letter are the summary plan description (“SPD”) that describes the benefits available to you under the Separation Plan and the Brochure that describes the effect of a separation on other benefits for a “Separated Retirement Eligible Employee.”
2. Separation Benefits. Upon your Separation, you will receive the following separation benefits:
(a)	Separation Pay. Subject to paragraph 3(b) below, you will receive seventy-eight (78) weeks’ pay as described in the SPD, payable in periodic installments in accordance with the Company’s normal payroll periods, minus applicable deductions and withholdings.

(b)	Retirement Plan. You will be eligible to retire from the Company directly from employment status and receive pension benefits. You understand that you must timely submit your retirement paperwork.

(c)	Outplacement. You will be eligible to receive Senior Executive Service outplacement services over a period of twelve (12) months.

(d)	Life Insurance. You will be eligible to be considered a retiree for life insurance plan purposes as described in the Brochure.

(e)	Medical and Dental Benefits. You will be eligible to select retiree medical and dental benefits as described in the Brochure.

(f)	Equity Grants. You will be considered “retired” for purposes of your outstanding unexercised stock options, restricted stock units, leader shares and performance share units, in each case, if any. It is your responsibility to familiarize yourself with the terms of your individual equity grants.

(g)	Special Payment in Lieu of EIP Bonus. Subject to paragraph 3(b) below, you will receive a special payment of $510,000, minus applicable deductions and withholdings, in lieu of an EIP bonus for your performance in 2006. Your deferral election, if any, with respect to such EIP bonus will not apply to this special payment.
3. Payments.
(a)	Generally. All payments made pursuant this Agreement will be based on your current base salary and are subject to applicable deductions and withholding. Upon your Separation, except for the payments described in this Agreement and the attached Brochure, no other compensation will be paid to you or on your behalf.

(b)	Section 409A. Payments generally may not be made on account of separation from service for six months following the termination of employment of a “Specified Employee” as defined in Prop. Treas. Reg. Sec. 1.409A-1(i) or any successor thereto, which in general includes the top 50 employees of a company ranked by compensation. You are a “Specified Employee.” Thus, to the extent required by Section 409A of the Internal Revenue Code of 1986, as amended, no payments will be made to you prior to the first day of the seventh month following termination of your employment. Instead, amounts that would otherwise have been payable during the six months immediately following your Separation will be accumulated and paid in a lump sum, without interest, as soon as administratively practicable following such six month period (i.e., on or after April 1, 2007).
4. Deferral Program Account. Your Deferred Program Account, if applicable, will be paid out to you in accordance with the terms and conditions of the Merck deferral program applicable to separated employees, subject to paragraph 3(b) of this Agreement.
5. Lump Sum Payment. In January 2007, Merck will pay to you, subject to appropriate tax withholding, a gross lump sum in the amount of $170,000. This lump sum payment is not subject to paragraph 3(b) of this Agreement. As a condition of receiving this lump sum payment, you agree to execute and return to me the release of claims attached hereto as Attachment “A” on or soon after September 30, 2006. Merck’s obligation to pay this lump sum will not arise until the revocation period for such executed release has passed without your revocation thereof.
6. Other Benefits.
(a)	Financial Counseling. You may continue to participate in the Company’s Executive Financial Services Program through the end of 2007 at the level established for Management Committee members from time to time (currently, reimbursement up to $10,000 per calendar year). In addition, through the end of 2009 the Company will provide you with tax counseling, if required, relative to your tax obligations, if any, under the laws of any country. The total cost of such tax/financial counseling payable by Merck under this subparagraph (a) will not exceed $75,000.
(b)	Relocation. If you choose to relocate to Norway, Merck, in accordance with Company policy, will provide return trip airfare and temporary living for a maximum of sixty days for you and your accompanying dependents and will ship your household goods back to the point of origin or to some other mutually agreed upon area; provided that your relocation must be completed by July 1, 2007, and further provided that Merck’s payment(s) for these benefits will be reduced by any relocation reimbursement/expenses (for the same move) you may be entitled to by arrangement with another employer. You will be eligible for homesale assistance with buyout under Merck’s Relocation Policy, a copy of which has already been provided to you. You understand and agree that your eligibility for this benefit is contingent on your compliance with the procedures of this and other related Company policies.

7. Nondisparagement. You agree not to disparage Merck, its affiliates, subsidiaries, or joint ventures, and their products, officers, directors, employees, former employees, representatives and agents, in any way whatsoever.
8. Noncompete.
(a)	For a period of eighteen months following your Separation Date, you agree not to conduct business in competition with Merck. “Conduct business in competition with Merck” means, for purposes of this Agreement,
(i) to be, or become being connected in any manner with, a Competitor as defined below, directly or indirectly, as an individual or as a director, trustee, officer or employee of, or debt or equity investor in, or consultant or other independent contractor to, a Competitor, or through ownership, management, operation or control of a person or entity that is a Competitor; provided that in no event shall ownership of 1% or less of the outstanding equity securities of any issuer whose securities are registered under the Securities Exchange Act of 1934, as amended, standing alone, be prohibited by this subparagraph so long as you do not have, or exercise, any rights to manage, operate or control the business of such issuer; or
(ii) to be or become an employee, consultant or other independent contractor, director, trustee, or officer of any company, not defined below as a Competitor, that discovers, develops, markets or sells pharmaceutical or biological products or vaccines, unless you have first obtained the consent of Merck’s General Counsel. Your request for consent must include the name of the company for which you would like to work (or otherwise become associated), the nature of your proposed employment, association or relationship with such company, and any other information requested by the General Counsel. The consent of the General Counsel required hereunder will not be unreasonably withheld, provided, however, that you understand and agree that the decision whether to grant any such requested consent will be determined by the General Counsel in the exercise of his or her sole discretion. No such consent will be effective unless it is set forth in a signed, written communication from the General Counsel to you.
(b)	“Competitor” means any of the following companies as well as their parents, subsidiaries, affiliates and successors: Abbott Laboratories, Amgen, AstraZenica, Bristol Myers Squibb, Glaxo Smith Kline, Genentech, Johnson & Johnson, Eli Lilly, Novartis/Chiron, Pfizer, Roche/Hoffmann-La Roche, Sanofi/Adventis, Schering Plough and Wyeth.
9. Nonsolicitation. You agree not to solicit, entice, persuade, induce or otherwise attempt to influence any person, who is employed by Merck, its subsidiaries or joint ventures on the date of this Agreement, to leave the employ of Merck, its subsidiaries or joint ventures, by (1) making initial contact with a Merck employee for such purpose or engaging in discussion with a Merck employee about such purpose or result, (2) causing any third party to make initial contact with a Merck employee for the purpose of soliciting, enticing, persuading or inducing them to leave the employ of Merck, or (3) providing a third party information about any Merck employee for the purpose of recruitment of that employee.
10. Confidential Information. You acknowledge and agree that, in the course of your employment with the Company, you had access to trade secrets, and confidential and proprietary business information (“Confidential Information”) owned by, or pertinent to, the Company and its subsidiaries or joint ventures. You agree not to disclose Confidential Information.
11. Litigation. In connection with litigation, investigation, inquiry or proceedings before a court, arbitrator, government or administrative agency or other tribunal, you may be asked by Merck to testify as a witness or to provide information concerning matters you were or might have been involved in during the course of your employment with Merck. You agree to cooperate fully with Merck’s counsel by making yourself available to such counsel to discuss your information or to review your testimony reasonably in advance of such litigation or proceedings, by making yourself available to testify at depositions or trial as required or requested by Merck, and by notifying Merck immediately upon becoming aware of any litigation, investigation, inquiry or proceedings involving Merck. Other than travel expenses and applicable, or statutorily mandated, witness fees, you agree that you will not be paid in connection with your testimony, appearance or participation pursuant to this paragraph in such litigation or proceedings. You further agree that you will not initiate or participate in any lawsuit or other legal action or administrative proceeding against or involving Merck, except as such participation is solicited by Merck or authorized by Merck, unless commanded to do so by a valid and lawfully issued subpoena. You agree that if you are subjected to a subpoena requiring you to bear witness on matters concerning your employment with or your knowledge about Merck, you will contact the Company immediately and cooperate fully with the Company in its chosen manner of proceeding. Nothing in this provision shall be construed as precluding you from cooperating with law enforcement or regulatory agencies in connection with any lawful government inquiries.
12. Breach of Agreement and Forfeiture of Benefits.
(a)	The forfeiture of benefits provision set forth in the SPD is incorporated by reference into this Agreement with respect to all amounts and benefits payable hereunder.

(b)	Separate and apart from any other remedy that Merck may have, in the event that Merck reasonably determines that you have breached or violated paragraph 7, 8, 9, 10 or 11 of this Agreement, Merck’s obligation to pay amounts described in paragraphs 2(a), 2(g) and 5 of this Agreement will immediately cease as of the date of such breach or violation and Merck (i) will be relieved of any further obligation to make such payments and (ii) will be entitled to demand, and you agree to immediately tender, all benefits and payments previously made to you hereunder.

(c)	You agree that your breach of paragraph 8, 9 or 10 of this Agreement will cause immediate and irreparable injury to Merck and it is and will be impossible to estimate and determine the damage that will be suffered by Merck in the event of your breach. You agree that your breach of any of these paragraphs will cause immediate and irreparable injury to Merck and that it is and will be impossible to estimate and determine the damage that will be suffered in the event of a breach. Separate and apart from any other remedy that Merck may have, you further agree that, in the event of such a breach, Merck will be entitled, in addition to any other available remedies, to (i) temporary and permanent injunctive relief from any such breach by you and by your employers, employees, partners, agents and associates, of the terms set forth in this paragraph, without the necessity of proving actual damages, or immediate or irreparable harm, or of posting a bond, (ii) an award of liquidated damages equal to all monies paid to you or received by you in accordance with paragraphs 2(a), 2(g) and 5 of this Agreement, and (iii) all associated attorney’s fees and costs.
13. Reformation. You agree that if any portion(s) of paragraph(s) 8, 9, 10, 11 or 12 is determined to be invalid, such determination will not affect the enforceability of the remaining portions of such paragraph(s) and such paragraph(s) will be interpreted as if the invalid portions had not been inserted. You agree that if such invalidity is caused by the length of any period of time or the size of any area, then the period of time or the area, or both, will, without need of further action by any party, be deemed to be reduced to a period or area that will cure the invalidity.
14. Confidentiality. You understand that Merck may be required by law to publicly report the terms of this Agreement. Otherwise, you agree to hold the existence of this Agreement and the terms and conditions of this Agreement in strict confidence and you agree not to disclose, except as may be required by law or legal process, any such information to any third party other than members of your immediate family, tax authorities, tax consultants or legal advisors
15. Release. In consideration of the promises of the Company as set forth in this Agreement, and with the intent to be bound legally, you agree to irrevocably RELEASE AND FOREVER DISCHARGE Merck & Co., Inc., together with its benefit plans, subsidiaries and affiliates and their officers, directors, employees, agents, predecessors, partners, successors, fiduciaries and assigns (“Releasees”) from and with respect to any manner of actions, suits, debts, claims, demands whatsoever in law or equity arising out of or in any way relating to your employment with the Company or the termination of your employment, or arising out of or in any way relating to any transaction, occurrence, act or omission or any loss, damage or injury occurring at any time up to and including the date and time on which you sign this Agreement (“Claims”), including, but not limited to (a) any and all Claims based upon any law, statute, ordinance, regulation, constitution or executive order or based in contract, tort or common law or any other legal or equitable theory of relief; (b) any and all Claims based on the Employee Retirement Income Security Act of 1974; (c) any and all Claims arising under the civil rights laws of any federal, state or local jurisdiction, including, but not limited to, Title VII of the Civil Rights Act of 1964; the Americans with Disabilities Act; Sections 503 and 504 of the Rehabilitation Act; the Family and Medical Leave Act; the Age Discrimination in Employment Act; the Pennsylvania Human Relations Act; and the New Jersey Law Against Discrimination; (d) any and all Claims under any whistleblower laws or whistleblower provisions of other laws including, but not limited to, the New Jersey Conscientious Employee Protection Act; and (e) any and all Claims for counsel fees or costs.

     You understand that by signing this Agreement, you are waiving any and all Claims against any and all Releasees released by this Agreement to the greatest extent allowable under law. Nothing in this paragraph shall be read as a waiver of any vested rights in any savings or pension plan.
16. No Representation. You acknowledge that no promise, other than the promises in this Agreement, have been made to you and that in signing this Agreement you are not relying upon any statement or representation made by or on behalf of the Releasees and each or any of them concerning the merits of any Claims or the nature, amount, extent or duration of any damages relating to any Claims or the amount of any money, benefits, or compensation due you or claimed by you, or concerning the Agreement or concerning any other thing or matter.
17. Voluntariness. You agree that you are relying solely upon your own judgment; that you are legally competent to sign this Agreement; that you are signing this Agreement of your free will; that you have read and understood the Agreement before signing it; and that you are signing this Agreement in exchange for consideration that you believe is satisfactory and adequate.
18. No Admissions. You agree and acknowledge that neither the offer of these arrangements nor this Agreement will be construed as an admission or as evidence that Merck or its agents have failed in any way to act properly in connection with your employment or the termination thereof. To the contrary, the Company specifically denies any wrongful or unlawful treatment towards you. This Agreement has been proposed by the Company solely for the purpose of reaching a mutually acceptable resolution of issues you have raised arising out of the termination of your employment.
19. Applicable Law. You acknowledge and agree that your employment relationship with Merck is governed solely and exclusively under the laws of the State of New Jersey and the United States and that any question as to the scope, interpretation and effect of this Agreement will be resolved under the substantive and procedural laws of the State of New Jersey without giving effect to any conflict of laws provisions. In the event that Merck or a subsidiary of Merck is deemed or found to owe you severance pay (“Other Severance Pay”) under the laws or regulations of any other state or country, amounts payable under paragraphs 2(a), 2(g) and 5 of this Agreement will be reduced by the amount of such Other Severance Pay.
20. Severability. All provisions and portions of this Agreement are severable. If any provision or portion of this Agreement or the application of any provision or portion of the Agreement will be determined to be invalid or unenforceable to any extent or for any reason, all other provisions and portions of this Agreement will remain in full force and effect and will continue to be enforceable to the fullest and greatest extent permitted by law.
21. Amendment, Termination of Plans. Merck retains the right (to the extent permitted by law) to amend or terminate the Separation Plan and any benefit or plan described in the SPD and/or the Brochure (or otherwise) at any time, and nothing in this Agreement affects or alters that right. While it has no current intention to do so, Merck also may extend, or enhance, the Separation Plan in the future. If you sign and return the Agreement, any later amendment or termination will not decrease the amount of Separation Pay or the other Separation Benefits you are eligible to receive as described in this Agreement.
22. Complete Agreement. This Agreement constitutes the complete and final agreement between the parties and supersedes and replaces all prior or contemporaneous agreements, negotiations, or discussions relating to the subject matter of this Agreement.
     In accordance with the federal Older Workers’ Benefit Protection Act of 1990, you have forty-five (45) days within which to consider whether to sign the Agreement. Should you choose to sign this Agreement, you are entitled to revoke your acceptance at any time within seven (7) calendar days after signing it. If revoked by you within that time period, the Agreement will be null and void for all purposes. The Agreement will not become effective or enforceable until the revocation period has expired. Lastly, you have the right to consult with an attorney before signing this Agreement.
     Please indicate your acceptance of this Agreement by signing and dating this letter and returning it to me. A duplicate of this letter, signed by me, is enclosed for your records.

Very truly yours,

/s/ Peter H. Loescher

Peter H. Loescher
President, Global Human Health

ACCEPTED:

/s/ Per Wold-Olsen	Dated: July 28, 2006
Per Wold-Olsen

Attachment “A”
RELEASE AND WAIVER OF CLAIMS
     In consideration of the lump sum to be paid to me by Merck & Co., Inc. (“Merck” or “the Company”), as set forth in paragraph 5 of the agreement between me and Merck dated July 19, 2006 (“the Agreement”), and with the intent to be bound legally, I agree to irrevocably RELEASE AND FOREVER DISCHARGE Merck & Co., Inc., together with its benefit plans, subsidiaries and affiliates and their officers, directors, employees, agents, predecessors, partners, successors, fiduciaries and assigns (“Releasees”) from and with respect to any manner of actions, suits, debts, claims, demands whatsoever in law or equity arising out of or in any way relating to my employment with the Company or the termination of my employment, or arising out of or in any way relating to any transaction, occurrence, act or omission or any loss, damage or injury occurring at any time up to and including the date and time on which I sign this Release (“Claims”), including, but not limited to (a) any and all Claims based upon any law, statute, ordinance, regulation, constitution or executive order or based in contract, tort or common law or any other legal or equitable theory of relief; (b) any and all Claims based on the Employee Retirement Income Security Act of 1974; (c) any and all Claims arising under the civil rights laws of any federal, state or local jurisdiction, including, but not limited to, Title VII of the Civil Rights Act of 1964; the Americans with Disabilities Act; Sections 503 and 504 of the Rehabilitation Act; the Family and Medical Leave Act; the Age Discrimination in Employment Act; the Pennsylvania Human Relations Act; and the New Jersey Law Against Discrimination; (d) any and all Claims under any whistleblower laws or whistleblower provisions of other laws including, but not limited to, the New Jersey Conscientious Employee Protection Act; and (e) any and all Claims for counsel fees or costs.
     I understand that by signing this Release, I am waiving any and all Claims against any and all Releasees released by this Release to the greatest extent allowable under law. Nothing in this Release shall be read as a waiver of any vested rights in any savings or pension plan. I have had 45 days to consider the terms of this Release and I have been advised of my right to have my counsel review this Release before I sign it. I have the right to revoke my agreement to the terms of this Release by notifying Merck in writing within 7 calendar days after executing the Release.

Accepted:

/s/ Per Wold-Olsen
Per Wold-Olsen

Dated: July 28, 2006